

August 13, 2013

<u>Via E-mail</u>
Mark Munro
Chief Executive Officer
Intercloud Systems, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

      **Re:**    **Intercloud Systems, Inc.**
                **(Formerly Genesis Group Holdings, Inc.)**
                **Amendment No. 5 to Registration Statement on Form S-1**
                **Filed August 5, 2013**
                **File No. 333-185293**
                **Form 10-K for Fiscal Year Ended December 31, 2012**
                **Filed April 1, 2013**
                **File No. 0-32037**

Dear Mr. Munro:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 5 to Registration Statement on Form S-1</u>

<u>General</u>

1. In your letter to us dated May 21, 2013 in response to our comment 50 you advised us that you would file as exhibits the form of warrant and warrant agreement associated with the warrants to be issued to the underwriter. We note that you have not filed these exhibits; please file these exhibits.

2. We note your disclosure on the prospectus cover page and throughout the prospectus that you are offering $20,000,000 of shares of your common stock, as well as disclosure on

the back page of the prospectus that you are offering $2,000,000 of shares of your common stock, and disclosure elsewhere in the prospectus that you are offering 2,000,000 shares of your common stock. Please revise your entire prospectus to consistently disclose the *number* of shares of common stock you are offering (as opposed to the *dollar value* of shares you are offering). Please also revise the prospectus cover page to state the number of shares of common stock underlying the warrant to be offered to the underwriter.

Prospectus Summary, page 2

Recent Developments, page 5

3. We understand that you intend to update the financial statements and other financial information included in the filing in accordance with Rule 8-08 of Regulation S-X. As such, please remove the preliminary financial data for the three and six months ended June 30, 2013.

Dilution, page 37

4. Please revise to exclude goodwill, intangible assets and deferred debt costs from your computations of net tangible book value and net tangible book value per share as of March 31, 2013 and upon completion of the offering.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

5. Please tell us in detail your basis for: 1) giving pro forma effect to a "subsequent offering" that you hope to make in the fourth quarter of 2012; and 2) continuing to include the pro forma effects of the Telco acquisition despite the reduction in size of this offering, which will not allow you to fund the purchase price of the Telco acquisition with proceeds of the offering. Please note that events or transactions should be given pro forma effect only to the extent the event or transaction has already occurred or is deemed probable of occurrence. We do not see how you could deem a successful subsequent offering to be probable of occurrence since it would be outside of your control. We also do not see how you could deem the acquisition of Telco to be probable to the extent the acquisition is contingent on such successful equity offering and/or the successful consummation of a sizeable debt offering, which again would be outside of your control. If you conclude that the pro forma effects of the subsequent offering and the acquisition of Telco should be removed from the pro forma presentation due to the inability to deem these events as probable at this time please (i) revise your disclosures regarding the acquisition of Telco throughout the prospectus as appropriate, (ii) remove the separate financial statements of Telco provided pursuant to Rule 8-04 of Regulation S-X from the filing, and (iii) amend Form 8-K filed August 7, 2013 to revise the pro forma financial information giving effect to the Telco acquisition.

6. Please revise the headnote to the pro forma financial statements to clearly identify each event or transaction given pro forma effect, such as the proceeds of the current offering and the conversion of certain series of preferred stock into common stock. Please make similar revisions to the headnotes to Summary Pro Forma Combined Condensed Financial Data on page 12.

Underwriting, page 115

7. Please ensure that you complete the blanks contained in this section of the prospectus, or tell us why it is appropriate that you leave them blank.

Financial Statements, page 125

Note 4. Acquisitions and Deconsolidation of Subsidiary, page F-25

Acquisition of TNS, Inc., page F-26

8. We reviewed the revisions to your disclosures under this heading and on page F-30 in response to our verbal comments issued on August 2, 2013. Please further revise your disclosures to clarify, if true: 1) the contingent consideration for TNS is a fixed monetary amount based on the earnings of TNS during the earn-out period that the Company must settle with a variable number of Series F preferred shares, and accordingly, the obligation is accounted for a liability; 2) the contingent consideration of $557,933 recognized is an estimate of the fair value of the contingent consideration to be paid; and 3) the estimate of the fair value of the contingent consideration will be subsequently adjusted based on revised estimates of, and then ultimately the actual EBITDA of TNS for each of the three years following the acquisition. If this understanding of the facts is incorrect, please correct our understanding and tell us the basis in GAAP for your accounting and financial statement presentation considering the corrected fact pattern.

Exhibit 5.1

9. If necessary, please revise the opinion based on the changes that you make to the prospectus in response to comment 2 above. In addition, please revise the second sentence of the opinion to clarify, if true, that the 300,000 shares of common stock subject to the over-allotment option are in addition to the 2,000,000 shares of common stock otherwise being offered by the registration statement. We also note that the registration statement covers a warrant to be issued to the underwriter and the shares of common stock underlying such warrant; please revise the opinion so that it covers all such securities.

Exhibit 23.2

10. Please have your independent registered public accounting firm revise its consent to refer to the dual dating of the audit report provided on page F-1.

Form 10-K for Fiscal Year Ended December 31, 2012

11. Please amend the filing consistent with your stated intent to do so in your letter dated May 21, 2013.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have any questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director